TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 02.558.132/0001-69
Preferred shares ISIN code BRTCOCACNPR5

BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO
Intermediary Institution
on account and behalf of

TELESP CELULAR PARTICIPAÇÕES S.A.
Offeror

In regard to the Edital of Tender Offer to acquire preferred shares issued by Tele Centro Oeste Celular Participações (“Edital”), published on Setember 1st, 2004, the Offeror and the Intermediary Institution clarify that:

1.	the item 2.5 of the Edital shall have the following wording: “The sales order, registered under the terms of item 2.4, shall indicate the respective sale price of the Preferred Shares. The acceptance (or not) of the VTO shall occur in the Auction, through the broker to which the shareholder has qualified”; and

2.	for the purposes of item 10.2 of the Edital, the list of shareholders shall not be available on the world wide web. Said list may be obtained in hard copy or in electronic from, with a justification and acknowledgment receipt, at the head offices mentioned in item 10.3 of the Edital.

TELESP CELULAR PARTICIPAÇÕES S.A.
OFFEROR

BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO
INTERMEDIARY INSTITUTION